John Gamble Executive Vice President CFO Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 USA Phone: 859-232-5589 Fax: 859-232-7137

September 22, 2010

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington. D.C. 20649

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2010

Dear Ms. Collins:

In response to your letter to Lexmark International, Inc. (“Lexmark” or the “Company”), dated September 8, 2010, the following information is provided for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Materials, page 9

1.
You disclose that many of your products are sourced from sole suppliers, including certain custom chemicals, microprocessors, electro-mechanical components, application specific integrated circuits and other semiconductors, and that you source some printer engines and finished products from OEMs. We note further your risk factor disclosures on pages 14 and 17, including the statement that the "loss of a sole supplier or significant supplier of products or key components... could result in a material adverse impact on the Company's operating results." However, you do not appear to have filed as exhibits to your Form 10-K any agreements with sole or significant suppliers of products or key components used in your products. Please provide us with your analysis as to how you concluded you are not substantially dependent upon any such supply agreements, such that they are not required to be filed as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. We note in this regard that on the company's earnings calls for the quarter and year ended December 31, 2009, and for the quarter ended June 30, 2010, management indicated that the company's laser hardware sales have been limited in part by component shortages.

U.S. Securities & Exchange Commission
Division of Corporate Finance
September 22, 2010

Response to Comment #1

The Company has not filed any contracts with its suppliers, including the Company’s sole source suppliers, as Exhibits to its Form 10-K for the fiscal year ended December 31, 2009, because the Company has concluded that those contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.  In reaching its conclusion, the Company has determined that its contracts with its suppliers are of the sort that ordinarily accompanies the kind of business conducted by Lexmark and are made in the ordinary course of Lexmark’s business.  Accordingly, contracts with the Company’s suppliers are not required to be filed unless the Company’s business is substantially dependent upon such contracts.  The Company has concluded that its business is not “substantially dependent” on any individual contract with a supplier, including its sole source suppliers.

Although certain components of the Company’s products are unique or sourced from sole suppliers, the Company is not “substantially dependent” on any one contract with a supplier. The Company manufactures a vast range of products, which are manufactured by multiple suppliers.  No single product or supplier constitutes a majority of Lexmark’s business.  Any unique components used in hardware and supplies are generally product specific and are not common across the majority of Lexmark’s product line.  No single product or supplier accounts for a significant portion of the Company’s total component purchases, and thus does not represent a “major part” of the Company’s component requirements. Specifically, no single supplier represented ten percent or more of the Company’s total supplier purchases in 2009 and only three suppliers represented three percent or more of the Company’s total supplier purchases in 2009.  Furthermore, the Company believes that alternative suppliers are available to provide the products and components, including unique components, necessary to produce the Company’s products.  These alternative suppliers express interest in replacing the current suppliers when the Company requests quotations for current or future business.

The Company believes that its disclosures in Item 1 and Item 1A of its Form 10-K for the fiscal year ended December 31, 2009, regarding the impact of the financial failure or loss of a sole supplier on the Company’s business, are appropriate as part of an analysis of the Company’s potential risks.  The Company’s contracts with its suppliers are designed to limit these potential risks by excluding termination rights of the supplier or requiring the supplier to provide sufficient notice of termination.  Additionally, the Company has policies in place to mitigate these risks, including policies to limit supplier dependency, inventory buffering to mitigate supply disruptions, alternative sources, demand shaping, and supplier financial assessments.  Nevertheless, if one of the Company’s suppliers ceases operations or otherwise becomes unable to supply required components, the Company could incur delays in manufacturing those products sourced by such suppliers, which could have an adverse effect on the Company’s financial conditions, as set forth in the Company’s risk factors.  However, because the Company is not substantially dependent on any one product or supplier of one product, such impact would not have a long-term impact on the Company’s financial condition.

In regards to the comments made by the Company’s management during the Company’s earning calls, which indicated that the Company's laser hardware sales have been limited in part by commodity component shortages for the quarter and year ended December 31, 2009 and for the quarter ended June 30, 2010, these comments are consistent with the Company’s past disclosures.  After the decline in laser hardware sales in the first half of 2009, the Company experienced unexpected demand for laser hardware.  This unexpected demand for the Company’s laser hardware, as well as the overall technology industry picking up in the second half of 2009, put a constraint on commodity components in the industry.  These commodity component shortages were not unique to

U.S. Securities & Exchange Commission
Division of Corporate Finance
September 22, 2010

the Company.  The Company, to mitigate the risk presented by these commodity component shortages and consistent with its policies, has worked to obtain components from alternative sources and to shift customer demand to other products.

The Company will continue to evaluate its arrangements with its suppliers and should the Company become substantially dependent on any single supplier, will file any agreement defining such relationship as an Exhibit to its SEC filings.

Item 9A. Controls and Procedures

Evaluation of Controls and Procedures, page 131

2.
Your disclosure states that your CEO and CFO concluded that your disclosure controls and procedures were "effective in providing reasonable assurance that the information required to be disclosed by the Company in the reports that it files under the [Exchange Act] is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms..." (emphasis added). We note the same disclosure in your Forms 10-Q for the quarterly periods ended March 31, 2010, and June 30, 2010. In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management's effectiveness conclusion.  For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well-conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives. In the alternative, please omit from future filings the reference to the level of effectiveness of your disclosure controls and procedures in management's conclusion.  Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response to Comment #2

In future filings requiring disclosure under Items 307 and 308 of Regulations S-K, the Company intends to expand its disclosures, as identified in the italicized text below, to provide a statement identifying the framework used by management to reach its conclusions on the effectiveness of the Company's internal control over financial reporting, as follows:

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation, the Company’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports that it files or submits

U.S. Securities & Exchange Commission
Division of Corporate Finance
September 22, 2010

under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

[To be disclosed as applicable for the reporting period]

Inherent Limitations on Effectiveness of Controls

The Company’s management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or the Company’s internal control over financial reporting will prevent or detect all error and all fraud. A control system, regardless of how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.  These inherent limitations include the following:

•	Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes.

•	Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override.

•
The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

•	Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Item 13. Certain Relationship and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on March 12, 2010)

Related Person Transactions, page 10

3.
Please ensure that you provide the full disclosure required by Item 404 of Regulation S-K.  In this regard, we note that you have not expressly stated whether there were any transactions with related persons required to be disclosed pursuant to Item 404(a) since the beginning of your fiscal 2009. Please confirm, if accurate, that there were no such transactions, and consider including an appropriate negative statement to that effect in future filings, if applicable. We note further that you do not appear to have provided the disclosure called for by Item 404(b)

U.S. Securities & Exchange Commission
Division of Corporate Finance
September 22, 2010

with respect to the company's policies and procedures for the review, approval, or ratification of transactions with related persons.  Please provide the required information with respect to such policies and procedures, including the standards, if any, to be applied and a statement of whether such policies and procedures are in writing and, if not, how they are evidenced.

Response to Comment #3

During the Company’s 2009 fiscal year, there were no transactions or proposed transactions between the Company and any related person that were required to be reported under Item 404(a) of Regulation S-K.  In future filings, the Company will include a statement, if applicable, that there were no reportable transactions under Item 404(a) of Regulation S-K.

With respect to the Company’s policies and procedures for the review, approval or ratification of transactions with related persons, the Company will revise its description of its related person transactions policies in future filings as follows:

The Company reviews all relationships and transactions between the Company and its Directors and executive officers or their immediate family members to determine whether such transactions are permissible under the Company’s related person transaction policies and, if permissible, whether such persons have a direct or indirect material interest in a transaction that are required to be disclosed by the Company in the Company’s proxy statement.

The Company’s related person transaction policies are comprised of both written and unwritten policies.  With respect to written policies, the Company maintains a policy that prohibits the Company from engaging in any transaction with its executive officers (and related persons) without first obtaining the approval of the Finance and Audit Committee of the Board of Directors.  Specifically, the policy prohibits the following transactions: purchases of shares of Lexmark stock or derivative securities representing a right or obligation to buy or sell Lexmark stock from an executive officer or related person, purchases from or sale of assets to an executive officer or related person, loans to an executive officer or related person, investments by the Company in any entity in which an executive officer or related person holds an ownership or other financial interest, and contributions by the Company to any not for profit entity formed by, for the benefit of or controlled by an executive officer or related person.

In addition, the Company has adopted a Code of Business Conduct, which is intended to promote legal compliance and ethical behavior of all of the Company’s employees, executive officers and Directors.  Specifically, the Code of Business Conduct prohibits an executive officer or Director from being a supplier to Lexmark, representing a supplier to Lexmark, working for a supplier to Lexmark, or serving as a member of a significant supplier’s board of directors without first obtaining the approval of the Corporate Governance and Public Policy Committee of the Board of Directors.  The Company also maintains an unwritten policy that is designed to prohibit the Company from engaging in certain transactions with its Directors (and related persons) without first obtaining the approval of the Corporate Governance and Public Policy Committee.  The policy mirrors the restrictions that apply to executive officers, as described above.  The executive officers and the Board are also required to complete a questionnaire on an annual basis

U.S. Securities & Exchange Commission
Division of Corporate Finance
September 22, 2010

which requires them to disclose any related person transactions and potential conflicts of interest.

With respect to any transaction or proposed transaction between the Company and an executive officer or Director (or related person), the Finance and Audit Committee of the Board of Directors or the Corporate Governance and Public Policy Committee of the Board of Directors, as appropriate, reviews the material terms of the transaction or proposed transaction, the business purpose of the transaction or proposed transaction, and the nature of the executive officer’s or Director’s (or related person’s) interest in such transaction or proposed transaction.  In determining whether to approve or ratify the transaction or proposed transaction, the appropriate committee determines whether the terms of the transaction are fair to the Company, whether there are valid business reasons to enter into the transaction, and whether the transaction would create an improper conflict of interest.

Exhibit 23

4.	Please amend your filing to include a signed consent of independent registered public accounting firm.

Response to Comment #4

Although the Company received a manually signed copy of the Consent of Independent Registered Public Accounting Firm (the “Consent”) from PricewaterhouseCoopers LLP (“PwC”) on February 26, 2010, the Company inadvertently omitted PwC’s conformed signature on the Edgarized Consent it filed as Exhibit 23 to the Company’s Form 10-K for the fiscal year ended December 31, 2009.

As discussed during a conversation between the Company and Melissa Kindelan on September 20, 2010, the Company will correct this inadvertent error by filing a Form 8-K, with a description of the error reported under Item 8.01 and by filing the Consent, which includes PwC’s conformed signature, as Exhibit 23 under Item 9.01.  The Company believes that filing a Form 8-K, which includes the corrected Exhibit 23, rather than an amended Form 10-K is an appropriate correction and would limit any investor concern or confusion potentially caused by the filing of an amended Form 10-K.

*           *           *

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission
Division of Corporate Finance
September 22, 2010

The Company believes that it has thoroughly addressed each of the items in your correspondence. Please feel free to contact me if you have additional questions or comments.

Sincerely,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:           Paul J. Curlander
Robert J. Patton